Exhibit 99.1

August 7, 2019

PV Nano Cell’s SicrysTM Ink Delivers Outstanding Performance in Multiple Researches

MIGDAL HA’EMEK, Israel, Aug. 07, 2019 (GLOBE NEWSWIRE) -- PV Nano Cell Ltd. (OTCQB:PVVNF), (the “Company”), an innovative provider of inkjet-based digital printing solutions and producer of SicrysTM single-crystal, metal nano-metric based products and conductive digital inks, and the Fraunhofer Institute for Solar Energy Systems ISE announced they have achieved remarkable results using the SicrysTM ink in the development of innovative metallization technologies for solar cells with Inkjet and Rotational Printing. In the context of a joint project, Fraunhofer ISE team has recently published several papers and presented extremely precise results with PVN SicrysTM inks in the metallization of heterojunction solar cells, showing also low silver consumption, which has the potential to lower costs.

PV Nano Cell is the developer of the state-of-the-art SicrysTM conductive inks based on single crystal nano-particles of silver and copper. PV Nano Cell offers complete inkjet-based, industrial-standard printing solutions for prototyping and mass production applications.

PV Nano Cell’s Chief Executive Officer, Dr. Fernando de la Vega, commented, “We are delighted to cooperate with the famous Fraunhofer Institute for Solar Energy Systems ISE. Our years of investment in R&D of the best stable and high-performance inks result in precise printing and the enabling of new, breakthrough technologies. We have been working with the Fraunhofer Institute for Solar Energy Systems ISE for years as we push the boundaries of science and technology. We will continue to do so with the upcoming project Salli that will focus on print & plate of next-generation multi-junction silicon solar cells.”

PV Nano Cell’s Chief of Business Development Officer, Mr. Hanan Markovich commented, “When we cooperate with leading research institutes such as the Fraunhofer Institute for Solar Energy Systems ISE we are required to adhere to the highest standards and deliver best-in-class products. We later offer these standards and products to commercial mass-production customers in a variety of market applications. We are confident that some of these technologies been developed by Fraunhofer ISE will reach the market with our inks.”

Dr.-Ing. Roman Keding, Head of Team “Process Integration - Structuring and Metallization”, Division Photovoltaics from the Fraunhofer Institute for Solar Energy Systems ISE commented, “Inks with crystal nanometric silver are a relevant choice for the metallization of next-generation solar cells with high temperature sensitivity. Within the project Salli we will develop rotational and inkjet printing processes in combination with low-temperature sintering methods in order to achieve high throughputs and precision as well as high electrical conductivity, respectively.”

https://ir.pvnanocell.com/press-releases.

About Fraunhofer ISE

With a staff of 1200, the Fraunhofer Institute for Solar Energy Systems ISE in Freiburg, Germany is the largest solar energy research institute in Europe. Fraunhofer ISE is committed to promoting sustainable, economic, safe and socially just energy supply systems based on renewable energies. Its research provides the technological foundations for supplying energy efficiently and on an environmentally sound basis in industrialized, threshold and developing countries throughout the world. Focusing on energy efficiency, energy conversion, energy distribution and energy storage, the Institute develops materials, components, systems and processes in five business areas. One particular feature of Fraunhofer ISE is its excellent technical infrastructure, which is organized into eight laboratory centers and four technology evaluation centers providing testing and experimental services on a production scale. In addition, the Institute has several accredited testing facilities. The Institute is a member of the Fraunhofer-Gesellschaft, Europe’s largest application-oriented research organization. For more information, visit us at www.ise.fraunhofer.de

About PV Nano Cell

PV Nano Cell (PVN) offers the first-ever complete solution for mass-produced inkjet based, printed electronics. The proven solution includes PVN’s proprietary SicrysTM, silver-based conductive inks, inkjet production printers and the complete printing process. The process includes ink properties’ optimization, printer’s parameters setup, printing modifications & tailored printing instructions per application. In the heart of PVN’s value proposition lies its unique and patented conductive silver and coper inks - SicrysTM. Those are the only inks made of Single Nano Crystals – which allows the inks to have the highest stability and throughput required to drive optimal mass-production results for wide range of applications. PVN’s solutions are used all over the world in a range of digital printing applications including: photovoltaics, printed circuit boards, flexible printed circuits, antennas, sensors, heaters, touchscreens and other. For more information, please visit http://www.pvnanocell.com/

Forward–looking Statements

This press release contains forward–looking statements. The words or phrases “would be,” “will allow,” “intends to,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimate,” “project,” or similar expressions are intended to identify “forward–looking statements.” All information set forth in this news release, except historical and factual information, represents forward–looking statements. This includes all statements about the Company’s plans, beliefs, estimates and expectations. These statements are based on current estimates and projections, which involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward–looking statements. These risks and uncertainties include issues related to: rapidly changing technology and evolving standards in the industries in which the Company operates; the ability to obtain sufficient funding to continue operations, maintain adequate cash flow, profitably exploit new business, and sign new agreements. For a more detailed description of the risks and uncertainties affecting PV Nano Cell, reference is made to the Company’s latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by the Company in reports filed with, or furnished to, the SEC. Except as otherwise required by law, the Company undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Emerging Markets Consulting, LLC

Mr. James S. Painter III

President

w: 1 (321) 206-6682

m: 1 (407) 340-0226

f: 1 (352) 429-0691

email: jamespainter@emergingmarketsllc.com

website: www.emergingmarketsllc.com

PV Nano Cell Ltd

Dr. Fernando de la Vega

CEO and Chairman of the Board

w: 972 (04) 654-6881

f: 972 (04) 654-6880

email: fernando@pvnanocell.com

website: www.pvnanocell.com

Source: PVNano Cell LTD.